Percipience Global Corporation
                                7 Gale Drive
                         Valley Stream, NY 11581
                                ----------

                              July 22, 2013


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Percipience Global Corporation

To the Securities and Exchange Commission:

     Percipience Global Corporation (the "Company") has filed its Form 8-K/A and in regard to such filing acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                Percipience Global Corporation


                                By: Gordon Drucker
                                    President